Exhibit 99.2

JO HAMBRO

CAPITAL MANAGEMENT GROUP

Ground Floor, Ryder Court, 14 Ryder Street, London SW1Y 6QB

TEL: +44 (0)20 7747 5678    FAX: +44 (0)20 7747 5647

www.johcm.co.uk

September 21, 2005

Hector Communications Corporation

Board of Directors

c/o Curtis A. Sampson, Chairman and Chief Executive Officer

211 South Main Street

Hector, MN 55342

Dear Members of the Board:

We are writing to express our serious concern about management’s willingness to fairly consider the cash offer recently made for the company by Opportunity Partners LP. Based on a recent conversation with the Chairman and CEO, as well as other circumstances indicating the possibility of management entrenchment, we are writing to ask you to appoint a special committee that will seriously consider this offer.

One of the largest single shareholders in the company, North Atlantic Value LLP represents discretionary clients whose holdings total over 9% of the company. We have maintained that Hector cannot best serve all the company’s shareholders effectively as a public company, and that selling the company at this time may be the best way to maximize shareholder value. That is why we noted with such interest the recent announcement of Opportunity Partners LP’s cash offer to purchase Hector for a minimum amount of $30.25 per share.

Unfortunately, we strongly believe that management - and this Board - may breach its fiduciary duties by refusing to consider this offer. Indeed, Curtis A. Sampson, the Chairman and CEO, recently told me as much. In a conversation I had with Mr. Sampson on September 12, 2005, Mr. Sampson said that the company would not take Opportunity Partners LP’s offer seriously. Mr. Sampson told me that, “Like they say, if you listen to the shareholders too long and too much, then management’s gonna - that’s what you’ll wind up, is a shareholder instead of management.” He also told me, an advisor to one of the largest shareholders of the company, that “you don’t count.”

We hope - and insist - that the Board in discharging its fiduciary duties takes the view that the best interest of shareholders certainly do “count”. However, we have serious questions about whether this company values the entrenchment of management over the interests of shareholders. Hector has yet to take action based on a proxy ballot - voted on over a year ago - that supported reversing the poison pill. The Board already includes two members of Mr. Sampson’s family. One “independent” director works for Onvoy, Inc., a company that benefits from hundreds of thousands of dollars in investments from Hector; indeed, Mr. Sampson serves on the Board of Directors for Onvoy. Three Hector directors serve as directors for Communications Systems, Inc., a company that also has Mr. Sampson as its Chairman and CEO.

We are writing in the hope that management entrenchment is not a policy supported by all the Board members. In order to pursue the best interests of shareholders, we urge the Board to appoint a special committee of truly outside, independent directors who will seriously - and fairly - consider Opportunity Partners LP’s offer. The shareholders of this company deserve nothing less.

Very truly yours,

/s/ Christopher H. B. Mills
Christopher H. B. Mills Chief Investment Officer